Exhibit 99.3

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 3, 2011, by and between (i) Greenstone Industries Ltd. (“Greenstone”), an Israeli publicly listed company and (ii) Mazal Resources B.V., a company organized under the laws of the Netherlands (“Mazal”).  Each may also be referred to herein as a “Party” and are collectively referred to herein as the “Parties.”

RECITALS

WHEREAS, Greenstone declares that it holds all of its Ordinary Shares, nominal value NIS 1.00 each, of R.V.B. Holdings Ltd., a company organized under the laws of the State of Israel (the “Company”) according to Greenstone's share certificate attached hereto as Exhibit A;

WHEREAS, Greenstone and Mazal are parties to that certain Share Purchase Agreement (the "SPA"), dated July 3, 2011 together with the Company; S.R. Accord Ltd., and E.E.R Environmental Energy Resources (Israel) Ltd. (“EER”), pursuant to which, inter-alia, (i) the Company purchased shares of EER; and (ii) Mazal and the Company entered into that certain option agreement of even date with the SPA (the “Option Agreement”) under which the Company granted Mazal the put option to sell any or all of Mazal's holdings in EER to the Company;

WHEREAS, as part of the conditions set forth in the SPA, the Parties desire to enter into this Agreement;

NOW, THEREFORE, in consideration of the foregoing premises and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.           Board Composition.  Each of the Parties hereby agrees and covenants that with respect to all shares of capital stock of the Company that shall be held by it or with respect to which it shall hold voting power from time to time (hereinafter collectively referred to as “Company Shares”), it shall vote or cause to be voted, whether in person or by proxy, all of its Company Shares, subject to applicable law, in a manner that is consistent with and in favor of the following:

a)
Any appointment of an external director (דירקטור חיצוני) and independent director(דירקטור בלתי תלוי) as those terms are defined by Israeli Companies Law - 1999 (“External Director” and “Independent Director”, respectively) to the Company's board of directors (the “Board") shall be as mutually agreed between the Parties.

b)
Each Party shall designate one half of the total number of the members of the Board whom the Parties separately and/or collectively are entitled to designate who are not External Directors and/or Independent Directors.

The initial designees of Greenstone who shall serve on the Board shall be following persons: Yitzhak Apeloig and Yair Fudim and the initial designees of the Mazal Shareholders who shall serve on the Board shall be following persons: Moshe Stern and Itschak Shrem.

c)           Each of the Parties shall be entitled to require (the “Requesting Party”), in writing, the removal or replacement of any director designated by the Requesting Party and in such event the Parties shall use their voting power of the Company Shares held by them to call for a general meeting of the Company's shareholders with the agenda of such removal or replacement and shall vote or cause to be voted, whether in person or by proxy, their Company Shares for such removal or replacement. In the event that any director of the Company (who is not an External Director and/or Independent Director) designated by a Party ceases to serve on the Board, such Party shall be entitled to designate a director to serve on the Board in place of such director.

2.           Mutual decision at any General Meeting of the Company's shareholders. Subject to the provision of Section 1 above and without derogating therefrom, each of the Parties hereby agrees and covenants that with respect to all Company Shares, it shall: (i) at every meeting of the shareholders of the Company called and at every adjournment or postponement thereof, and (ii) on every action or approval by written consent of the shareholders of the Company with respect to any matter, vote or cause to be voted, whether in person or by proxy, all of its Company Shares, subject to applicable law, only as agreed between Greenstone and Mazal's Representative (as defined below). It is hereby agreed that if any Party does not response as to the manner of voting at least 10 business days prior to the proposed meeting, it shall be regarded as agreeing to vote "FOR" the resolutions on the agenda of such meeting. Subject to Section 1 above, should Greenstone and Mazal's Representative fail to agree on any such matter, the Parties shall either:

(i) vote against such matter or resolution; or

(ii) if any of the Parties so requests in writing, at least 8 business days prior to the proposed meeting, the Parties shall submit the authority to resolve such matter (a) to  Mr. Reuven Behar, Adv., or, if he is not reasonably available or willing to perform or otherwise not capable of performing such authority within 3 business days, (b) to Mr. Ram Caspi, Adv., or, if he is not reasonably available or willing to perform or otherwise not capable of performing such authority within 3 business days, (c) to any other third party mutually agreed to by the Parties (the "Third Party"). For the purpose of resolving such disagreement the Third Party shall hear arguments or receive such arguments in writing from each Party as he shall deem appropriate at his discretion for resolving such matter within 3 business days. Venue will be in Tel Aviv, Israel. Until the Third Party shall resolve such matter, the Parties shall use their voting power to postpone the general meeting, as it relates to such disputed matter and shall refrain from voting on such issue. To dispel any doubt, the provisions of Israeli Arbitration Law – 1968 shall not apply to the resolution of disagreements by the Third Party.

3.           Mazal's Representative.

(i)            It is acknowledged and agreed that for the performance of this Agreement (including with respect to any proceedings before the Third Party), Moshe Stern is and shall be for the entire term of this Agreement the sole authorized representative of Mazal (“Mazal's Representative”) and Greenstone shall be entitled to fully rely upon such authority and the representations made by Moshe Stern as Mazal's Representative on behalf of Mazal, in all respects.

(ii)           If Moshe Stern is not capable of being Mazal's Representative, then Mazal shall be entitled to appoint another person as Mazal's Representative, by a written notice to Greenstone, and the provisions of Section 3(i) above shall apply to such other person.

(iii)           If Mazal does not appoint another person as its representative within 30 days after Moshe Stern becomes not capable of being Mazal's Representative (the “Incapability Period”); provided that Greenstone will send a prior written notice to Mazal at least 14 days before the end of the Incapability Period, then this Agreement shall be suspended and shall come to force again only if Mazal appoints another person as its representative within one (1) year after Moshe Stern becomes not capable of being Mazal's representative. [During the period of this Agreement's suspension, Greenstone shall be entitled to vote or cause to be voted, whether in person or by proxy, all of its Company Shares according to its sole discretion.]

(iv)           If Mazal does not appoint another person as its representative within one (1) year after Moshe Stern becomes not capable of being Mazal's Representative, then this Agreement shall be automatically terminated.

4.           Cooperation

4.1
In order to effect the provisions of Section 1 above, each Party shall take and support all actions legally available, to the extent applicable, in order to cause such matters to be brought before a general meeting of the shareholders of the Company.

4.2
The Parties hereto agree to work together in good faith, to the extent necessary, in light of the applicable legal requirements pertaining to the appointment of directors, when exercising their respective rights hereunder and in order to conform to and comply with such legal requirements in keeping with the purpose of this Agreement. It is clarified and acknowledged that nothing herein shall be construed as indicating an intent to create any authority of a Party hereto over any Company director nominated in accordance herewith or any dependence with respect the actions of such a director.

4.3
Should the Parties hereto fail to agree on the identity of an External Director and/or Independent Director for the purpose of Section 1(a) above within a reasonable time frame, the provisions of Section 2(ii) shall apply.

5.           Effect; Termination.

(i)           This Agreement shall enter into effect upon the Closing as defined in the SPA and shall be terminated if either (a) Party shall hold less than 8% of the issued and outstanding share capital on a fully diluted basis of the Company, or  (b) the number of shares of the Company held by one of the Parties is less than 33.33% of the number of shares of the Company held by the other Party.

(ii)           For the purpose of Section 5(i), for as long as the Put Option and/or the Call Option (as defined in the Option Agreement) remains outstanding and not fully exercised, Mazal shall be deemed to hold the number of Company shares to which it is entitled for the exercise of such option pursuant to the terms of the Option Agreement, in addition to the Company's shares resulting from the (partial) exercise of such option.

(iii)           In addition, for the purpose of Section 5(i), if Moshe Stern personally becomes a shareholder of the Company, and subject to him signing a joiner agreement according to which he undertakes upon himself all Mazal's undertakings according to this Agreement, Mazal shall also be deemed to hold Moshe Stern's shares of the Company.

6.           Notices.  All notices, claims and demands hereunder, and all other communications which are required to be given in writing pursuant to this Agreement, shall be in writing and shall be given in the same manner and to the same addresses as provided in the SPA, and in case of Mazal- with a copy to Mr. Gidon Weinstock, Adv., or to such other legal adviser as Mazal shall have noticed Greenstone.

7.           Governing Law; Jurisdiction.  The internal laws of the State of Israel, without regard to its choice of law rules, shall govern the validity, the construction of its terms and the interpretation of the rights and duties of the parties hereunder. The appropriate courts in Tel Aviv - Jaffa, Israel shall have exclusive jurisdiction over any dispute or claim in connection with this Agreement.

8.           Entire Agreement; Amendment. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.  Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by both Parties.

9.           Delays or Omissions.  Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default therefore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.

10.         Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

11.         Severability.  In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective or binding on the parties if it materially changes the economic benefit of this Agreement to any party.

12.         Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement

13.         Preamble and Exhibit. The preamble and the exhibit to this Agreement are deemed as an integral part hereof.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

Mazal Resources B.V By: /s/ Moshe Stern Name: Moshe Stern Title: Chief Executive Officer
Greenstone Industries Ltd By: /s/ Yair Fudim Name: Yair Fudim Title: Chief Executive Officer By: /s/ Ofer Naveh Name: Ofer Naveh Title: Director of Finance

[Signature Page to Voting Agreement]